SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its un-audited, preliminary financial results for the first quarter of 2007 and 2006 as attached hereto.

Attachment 1.	Un-audited, preliminary statements of income of KEPCO for the first quarter of 2007 and 2006.

Attachment 2.	Un-audited, estimated statements of income of KEPCO including six generation subsidiaries of KEPCO for the first quarter of 2007 and 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Hong, Jong-Kwang
Name:	Hong, Jong-Kwang
Title :	Treasurer

Date: May 3, 2007

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the three-month period ended March 31, 2007 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of March 31, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

for the first quarter of 2007 and 2006

(Unit : in billions of Korean Won)	2007	2006	Change
Operating revenues:	7,156	6,787	5.4%

Sale of electric power	7,094	6,754	5.0%
Other operating revenues	58	26	123.9%
Revenues for other businesses	4	7	-43.2%

Operating expenses:	7,030	6,724	4.5%

Fuel	8	7	11.1%
Power purchased for resale	5,834	5,533	5.4%
Maintenance	151	187	-18.9%
Depreciation	437	455	-3.9%
Other operating expenses	594	533	11.4%
Expenses for other businesses	6	9	-31.9%

Operating income	126	63	100.2%

Non-operating income:	1,020	972	4.9%

Gain on foreign currency transactions and translation	0	110	-99.9%
Investment income from affiliates	792	797	-0.6%
Other	228	65	251.1%

Non-operating expenses:	224	246	-9.0%

Interest expenses	136	138	-1.8%
Loss on foreign currency transactions and translation	36	2	2293.3%
Investment loss from affiliates	21	60	-65.4%
Other	31	46	-31.9%

Earnings before taxes	922	789	16.8%

Provision for income taxes	147	57	157.0%

Net income	775	732	5.9%

*	The figures may not add up due to rounding.

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the three-month period ended March 31, 2007 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of March 31, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

for the first quarter of 2007 and 2006

(Unit : in billions of Korean Won)	2007	2006	Change
Operating revenues:	7,199	6,852	5.1%

Sale of electric power	7,077	6,740	5.0%
Other operating revenues	41	26	57.7%
Revenues for other businesses	81	86	-5.8%

Operating expenses:	6,094	5,841	4.3%

Fuel	2,821	2,703	4.4%
Purchased power	589	511	15.3%
Maintenance	364	375	-2.9%
Depreciation	1,201	1,215	-1.2%
Other operating expenses	1,113	1,028	8.3%
Expenses for other businesses	6	9	-33.3%

Operating income	1,105	1,011	9.3%

Non-operating income:	434	407	6.6%

Gain on foreign currency transactions and translation	3	191	-98.4%
Investment income from affiliates	116	89	30.3%
Other	315	127	148.0%

Non-operating expenses:	362	361	0.3%

Interest expenses	175	174	0.6%
Loss on foreign currency transactions and translation	67	4	1575.0%
Investment loss from affiliates	21	60	-65.0%
Other	99	123	-19.5%

Earnings before taxes	1,177	1,057	11.4%

Provision for income taxes	402	325	23.7%

Net income	775	732	5.9%

*	The figures may not add up due to rounding.